STATE OF NORTH CAROLINA

COUNTY OF WAKE

IN THE GENERAL COURT OF JUSTICE
SUPERIOR COURT DIVISION
25-CVS-_____

IN RE MATTER OF THE 2025 ANNUAL
SHAREHOLDERS' MEETING OF
CHARLES & COLVARD LTD.

APPLICATION FOR COURT-ORDERED
SHAREHOLDER MEETING PURSUANT
TO N.C. GEN. STAT. § 55-7-03

Pursuant to § 55-7-03 of the North Carolina General Statutes, Riverstyx Fund, LP ("Riverstyx"), by and through undersigned counsel, applies to this Court for an order requiring Charles & Colvard Ltd. ("Charles & Colvard" or the "Company") to immediately hold an annual meeting of the shareholders given that the Company has not held a meeting in nearly 19 months. The Company has been intentionally delaying its annual meeting following Riverstyx's nominations of new outside directors for election, and is now attempting to consummate an extremely dilutive transaction that will virtually guarantee the current directors and management perpetual control. This Court is empowered by § 55-7-03 to "summarily order a meeting to be held" and to, among other things, "fix the time and place of the meeting." The application should be granted for the reasons set forth below.

THE PARTIES

1.   Riverstyx Fund, LP is a Delaware limited partnership.

2.   Charles & Colvard is a publicly traded corporation organized and existing under the laws of the State of North Carolina, with its principal and registered offices in Wake County, North Carolina.

JURISDICTION AND VENUE

3. This Court has personal jurisdiction and subject matter jurisdiction over Charles & Colvard pursuant to N.C. Gen. Stat. §§ 1-75.4(1) and 55-7-03.

4. Venue of this matter is proper in this Court pursuant to N.C. Gen. Stat. § 55-7-03(a) because both Charles & Colvard's principal office and registered office are located in Wake County, North Carolina.

FACTUAL BACKGROUND

5. Charles & Colvard manufactures fine jewelry featuring lab-created gems. It was the first to introduce lab-grown moissanite, which is a gemstone formed from silicon carbide. With the growing popularity of lab-grown diamonds, the Company also developed a line of lab-grown diamond jewelry, which it announced in 2020.

6. Riverstyx is the largest unaffiliated shareholder of Charles & Colvard.

7. The Company is required by N.C. Gen. Stat. § 55-7-01 to hold a meeting of the shareholders on an annual basis. However, the Company last held an annual meeting on December 13, 2023.

8. On August 27, 2024, Riverstyx notified the Company that it intended to nominate three candidates to the Company's Board of Directors (the "Board") at the Company's forthcoming annual meeting of the shareholders for 2024, which was expected to be held in December 2024.

9. The Board improperly rejected Riverstyx's director nominations, purportedly based on the Company's bylaws, and thereafter simply refused to hold an annual meeting to elect directors. Around the same time, the Company also stopped making public financial disclosures.

10.   On October 1, 2024, the Company disclosed that it would not be filing an Annual Report on Form 10-K for the fiscal year ended June 30, 2024 by the deadline prescribed by the federal securities laws.

11.   Thereafter, on November 15, 2024, the Company disclosed that it would not file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2024 within the deadline.

12.   The following quarter, it disclosed the same as to its Form 10-Q for the quarter ended December 31, 2024.

13.   On April 3, 2025, the Company finally filed a belated Form 10-K, and the financial results were troubling, including a $14.4 million loss in fiscal year 2024 and an agreement to pay $4.77 million to its main supplier arising out of an arbitration settlement. Further, the Company provided a "going concern" warning to shareholders, stating that its operating losses, cash burn rate, and other factors "raise substantial doubt about the Company's ability to continue as a going concern."

14.   On April 22, 2025, the Company disclosed that Nasdaq had determined to suspend and delist the Company's stock because of the Company's failure to timely file its quarterly reports. The Company did not appeal this determination and opted, instead, to voluntarily delist. The stock was suspended from trading on April 25, 2025.

15.   Since the delisting, the Company has not disclosed financial information for any period in 2025 and even refused to disclose such information in response to Riverstyx's demand for inspection of records for such information pursuant to N.C. Gen. Stat. § 55-16-01 to § 55-16-22.2.

16.   On June 20, 2025, Riverstyx gave notice to the Company, by letter, of its intention to apply to this Court for an order requiring the Company to hold an annual meeting if the Board did not immediately schedule the meeting itself (the "Demand"). (*See* Exhibit A)

17.   On June 27, 2025, the Company responded, by letter, stating that it was purportedly working "to notice and hold a shareholder meeting as soon as practicable," and thus "an application to the North Carolina Superior Court is not necessary to compel a shareholder meeting." (*See* Exhibit B) However, the Company refused to commit to a date certain.

18.   At the same time, the Company disclosed that it had orchestrated a highly dilutive transaction—a Convertible Secured Note Purchase Agreement ("the Convertible Note") with Ethara Capital LLC ("Ethara"), an entity formed four days before the transaction—on usurious terms intended to dilute and eliminate the voting power of unaffiliated stockholders like Riverstyx.

19.   The conversion price under the Convertible Note is effectively $0.1478 per share, providing Ethara with a *more than 50% discount* to the market price at the time, which exceeded $0.36 per share as of June 24, 2025.

20.   If fully exercised, Ethara would have the right to acquire approximately 13.5 million shares—*over four times the approximately 3.1 million outstanding shares at the time of the transaction*—thereby reducing the voting power of unaffiliated stockholders *by over 80%* and providing complete voting control to Ethara, the party hand-selected by management and the current directors.

21.   The Company appears to be planning to hold a special meeting, in advance of any annual meeting, solely to obtain approval of the equity issuance contemplated by the Convertible Note, guaranteeing that the current directors will retain their positions and control over the Company in future elections.

22.   For this reason, on July 3, 2025, Riverstyx requested direct clarification from the Company as to when the annual meeting "is expected to be noticed, the expected record date for the meeting, and the expected date for the meeting." (*See* Exhibit C)

23.   On July 7, 2026, the Company responded, by letter, effectively admitting its plan and refusing to commit to a date certain. The Company stated that "the exact date of the meeting has not yet been determined" and "[y]ou will receive notice of the meeting date at the same time as all other stockholders when the Company files its proxy materials with the Securities and Exchange Commission." (*See* Exhibit D)

24.   As of the date of this filing, the Company has failed to hold an annual meeting for nearly 19 months.


CLAIM FOR RELIEF
Court-Ordered Annual Meeting Of The Shareholders
Pursuant to N.C. Gen. Stat. § 55-7-03


25.   The allegations set forth above are re-alleged and incorporated herein by reference.

26.   N.C. Gen. Stat. § 55-7-03(a) provides that this Court "may, after notice is given to the corporation, summarily order a meeting to be held . . . [o]n application of any shareholder if an annual meeting of the shareholders was not held within 15 months after the corporation's last annual meeting."

27.   Riverstyx is, and has been at all relevant times alleged herein, a shareholder of Charles & Colvard.

28.   The Company's prior annual meeting was held on December 13, 2023—*i.e.*, more than 15 months ago.

29.   The Company has refused to set a date for an annual meeting and has demonstrated that it has no intention of holding a meeting in the ascertainable future.

30.   Given the circumstances under which the Company has failed to hold an annual meeting—*i.e.*, the refusal to do so *after* the nomination of outside directors that threatened the current Board's control of the Company; the Company's delisting as a result of the intentional failure to disclose financial information as required by federal securities laws; the Company's refusal to disclose financial information for 2025; and now the self-interested, dilutive transaction that the Company is seeking to consummate prior to any director election—the Court should order the Company to hold its annual meeting as soon as practicable but no later than 30 days following the Court's order.

WHEREFORE, Riverstyx respectfully requests that the Court order as follows:

1.   Charles & Colvard shall immediately, and no later than 3 days following the date of the Court's order, provide written notice, by email and United States Postal Service, for an annual meeting of the stockholders to be held within 15 days following dissemination of the notice.

2.   The deadline for director nominations in connection with the annual meeting shall be 10 days prior to the noticed meeting date and Charles & Colvard will include Riverstyx's nominees, if submitted, on the ballot for election;

3.   The annual meeting be held at the principal office of Charles & Colvard, the street address for which shall appear on the notice, and shareholders shall be permitted to participate by telephone or other electronic means;

4.   Counsel for Charles & Colvard shall file with the Court, and provide by email to counsel for Riverstyx simultaneously with the emailing of the shareholder notice, a copy of the notice that is actually distributed to the shareholders and shall certify that the notice has, in fact, been distributed to the shareholders in compliance with the Court's order;

5.   The number of shares represented by shareholders who appear at the shareholder meeting, in person or by proxy, will represent a quorum;

6.   The shareholder record date will be the date of the Court's order;

7.   A scrutineer shall be appointed by agreement of the parties for the annual meeting and shall notify the Court within 5 days of the Court's order as to the parties' agreement or, if the parties unable to come to an agreement the Court shall select a scrutineer from a list of proposed candidates either separately or jointly submitted by counsel for the parties;

8.   Charles & Colvard shall pay Riverstyx's expenses incurred in bringing and pursuing this application, including attorneys' fees, pursuant to N.C. Gen. Stat. 55-7-03(b); and

9.   All such other and further relief as shall be just and proper.

Dated: July 10, 2025   Respectfully submitted,

                                                  /s/ Frank A. Hirsch, Jr.
                                                  Frank A. Hirsch, Jr.
                                                  KAUFMAN & CANOLES, P.C.
                                                  4350 Lassiter at North Hills Ave., Ste. 350
                                                  Raleigh, NC 27609
                                                  T. (984) 222-8101
                                                  F. (888) 360-9092
                                                  frank.hirsch@kaufcan.com

                                                  MORRIS KANDINOV LLP
                                                  Aaron T. Morris*
                                                  Andrew W. Robertson*
                                                  305 Broadway, 7th Floor
                                                  New York, New York 10007
                                                  T. (212) 431-7473
                                                  aaron@moka.law
                                                  andrew@moka.law
                                                  Pro hac vice forthcoming

                                                  Attorneys for Riverstyx Fund, LP

Exhibit A

Riverstyx Capital Management, LLC

3661 Valverde Circle
Jacksonville, FL 32224
bfranklin@riverstyxcapital.com

June 20th, 2025

<u>VIA EMAIL AND UPS</u>

Board of Directors
Charles & Colvard Ltd.
170 Southport Dr.
Morrisville, NC 27560
Montclair, NJ 07042
ir@charlesandcolvard.com

RE: <u>**NOTICE OF DEMAND FOR ANNUAL MEETING**</u>

Dear Board of Directors:

I write on behalf of Riverstyx Capital Management, LLC and its affiliates ("Riverstyx"), a stockholder of Charles & Colvard Ltd. ("CTHR" or the "Corporation"). Pursuant to N.C.G.S. § 55A-7-03, Riverstyx hereby gives notice that it intends to apply to the North Carolina Superior Court for Wake County to compel the Corporation to hold its required 2025 annual shareholder meeting (the "Annual Meeting") because such meeting has not been held within 15 months of the Corporation's last annual meeting.

In an effort to conserve the time and resources of the parties, please advise us immediately if the Board will agree to hold the Annual Meeting without judicial intervention. I am available to discuss as needed. If we do not receive a response within five business days, we will file the application.

Sincerely,

[Entity Holder]

By: Ben Franklin
       Managing Member, Riverstyx
       Capital Management, LLC
       bfranklin@riverstyxcapital.com

Exhibit B

CHARLES & COLVARD

Delivered by email to: bfranklin@riverstyxcapital.com

June 27, 2025

Ben Franklin
3661 Valverde Circle
Jacksonville, FL 32224

Re: Notice of Demand for Annual Meeting

Dear Mr. Franklin:

I am writing to you on behalf of the Board of Directors (the "Board") of Charles & Colvard, Ltd. (the "Company"), in response to your letter, dated June 20, 2025, to the Company (the "Notice"). The Notice indicates that you intend to apply to the North Carolina Superior Court to compel the Company to hold the 2025 annual shareholder meeting.[1] As stated in the Company's Form 8-K, filed earlier today, the Company recently entered into a Convertible Secured Note Purchase Agreement with Ethara Capital LLC (the "Lender"). The Company is currently working with the Lender to notice and hold a shareholder meeting as soon as practicable. Therefore, an application to the North Carolina Superior Court is not necessary to compel a shareholder meeting.

I trust that this letter sufficiently addresses the points raised in the Notice. Should you have any additional questions or concerns, however, please do not hesitate to contact me.

Sincerely,

DocuSigned by:
E54EE219D80444B...

Don O'Connell
President & Chief Executive Officer,
Charles & Colvard, Ltd.

---

[1] The Notice incorrectly cites to the North Carolina Nonprofit Corporation Act, which does not apply to the Company.

Exhibit C

Riverstyx Capital Management, LLC
3661 Valverde Circle
Jacksonville, FL 32224
bfranklin@riverstyxcapital.com

VIA EMAIL
Board of Directors
Charles & Colvard Ltd.
170 Southport Dr.
Morrisville, NC 27560
ir@charlesandcolvard.com

RE: Follow-Up Inquiry Regarding Shareholder Meeting

Dear Board of Directors:

We are following up on our prior correspondence dated June 20, 2025, in which Riverstyx
Capital Management, LLC and its affiliates ("Riverstyx"), as stockholders of Charles & Colvard
Ltd. ("CTHR" or the "Company"), inquired about the Company's plans to hold its 2025 Annual
Meeting in accordance with N.C.G.S. § 55A-7-03.

We appreciate your previous response indicating that the Company is working on this matter. At
this time, we want to confirm whether the Company intends to hold an **Annual Meeting** or
alternatively a **Special Meeting of Shareholders**, and, if so, when such a meeting is expected to
be noticed, the expected record date for the meeting, and the expected date for the meeting.

We respectfully request a response by **Monday, July 7, 2025**, so that we may assess our next
steps accordingly.

Sincerely,
Ben Franklin
Managing Member
Riverstyx Capital Management, LLC
bfranklin@riverstyxcapital.com

Exhibit D

CHARLES & COLVARD

Delivered by email to: bfranklin@riverstyxcapital.com

July 7, 2025

Ben Franklin
3661 Valverde Circle
Jacksonville, FL 32224

Re: Follow-Up Inquiry Regarding Shareholder Meeting

Dear Mr. Franklin:

I am writing to you on behalf of the Board of Directors (the "Board") of Charles & Colvard, Ltd. (the "Company"), in response to your letter, dated July 3, 2025, to the Company (the "Letter"). The Letter inquires whether the Company intends to hold an annual meeting or a special meeting of the shareholders, and it further requests clarification on timing.

The Company plans to hold an annual shareholder meeting as soon as practicable, but the exact date of the meeting has not yet been determined. You will receive notice of the meeting date at the same time as all other stockholders when the Company files its proxy materials with the Securities and Exchange Commission.

Sincerely,

DocuSigned by:

E54EE219D40444B

Don O'Connell
President & Chief Executive Officer,
Charles & Colvard, Ltd.